Knife River Holding Company
1150 West Century Avenue
Bismarck, ND 58503

May 8, 2023

VIA EDGAR SUBMISSION

Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:	Jennifer O’Brien
Shannon Buskirk
George K. Schuler
Anuja Majmudar
Kevin Dougherty

Re:	Knife River Holding Co.
Registration Statement on Form 10-12B
File No. 001-41642

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10-12B (File No. 001-41642) (as amended, the “Registration Statement”), filed by Knife River Holding Company (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on May 10, 2023, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, John L. Robinson of Wachtell, Lipton, Rosen & Katz, at (212) 403-1056.  We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Robinson and that such effectiveness also be confirmed in writing.

U.S. Securities and Exchange Commission
May 8, 2023

Sincerely,

Knife River Holding Company

/s/ Brian R. Gray
Name:	Brian R. Gray
Title:	President and Chief Executive Officer

cc:	Karl A. Liepitz, Vice President, General Counsel and Secretary, MDU Resources Group, Inc.
Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz